 Exhibit 99.1

Canarc Announces Results of its Special General Meeting of Shareholders
Approving Upsized Financing Totaling CAD$8.4 Million

Vancouver, Canada – October 21, 2020 – Canarc Resource Corp (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) is pleased to announce the voting results from its Special General Meeting held on October 19, 2020 which resulted in shareholder approval of the upsized financing from CAD$3.2 million to CAD$8.4 million. The first tranche closed on October 8, 2020 and Canarc anticipates closing the second tranche shortly.

Special General Meeting

On September 3, 2020, Canarc announced an increase in the size of its non-brokered private placement by issuing an additional 65 million units at CAD$0.08 per unit for additional gross proceeds of CAD$5.2 million (the “Upsize”) which was subject to shareholder approval.

At its Special General Meeting held on October 19, 2020: (i) shareholders approved the Upsize ; and (ii) disinterested shareholders also approved the issuance of 5.4 million units at CAD$0.08 per unit for gross proceeds of CAD$432,000 by certain insiders of the Company who will participate in the Upsize, all as further described in the Company’s information circular dated September 14, 2020.

Voting results for were as follows:

Resolution	Votes For	Votes Against
Private placement	78,854,410 (96.48%)	2,879,300 (3.52%)
Insider issuance	68,977,455 (95.79%)*	3,029,175 (4.21%)

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Excluding 9,727,080 shares held by insiders.

Assignment of Option on the Princeton Property

Canarc also announces that it has entered into an agreement with Damara Gold Corp. (“Damara”), a company listed on the TSX Venture Exchange, to assign (the “Assignment”) to Damara all of the Company’s rights and obligations with respect to a property option agreement among the Company, Universal Copper Ltd. and Sydney Wilson (the “Option Agreement”). Pursuant to the Option Agreement, the Company had the option to acquire a 75% interest in certain mineral claims located south of Princeton, British Columbia, known as the Princeton Property.

In consideration for the Assignment, Damara will issue Canarc 9.9% of the outstanding common shares of Damara (the “Damara Shares”) on the closing of the Assignment, take all necessary steps to exercise the option to acquire the Princeton Property, and, subject to Damara continuing to hold its interest in the Princeton Property until December 31, 2021, Damara will issue additional Damara Shares to increase the Company’s ownership in Damara to 19.9% of the outstanding Damara Shares following such issuance. The Princeton Property was a non-material asset of the Company. The completion of the Assignment is to subject to certain conditions, including Damara receiving the approval of the TSX Venture Exchange.

Windfall Hills Phase 2 Drill Program Results

The Company has received assay results from the recently completed Phase 2 diamond drill program at Windfall Hills property located 60 kilometers south of Burns Lake and 90 kilometers northwest of the 9.6 million-ounce Blackwater-Davidson gold-silver project, BC. Six drill holes were completed for a total of 1,500 meters of core over an area of 30 hectares designed to follow up from gold-silver mineralization intersected in the 2014 Phase 1 drill holes, including 0.89 grams per tonne (“gpt”) gold and 39 gpt silver over 28 meters in hole WH-14-03.

Drill core samples were collected at nominal two metre intervals continuously within target sections of each drill hole for a total of 621 samples. The samples were submitted to ALS Terrace, BC lab for analysis. Sixty-three samples returned gold values greater than 0.1 gpt. Gold grades of up to 0.84 gpt and silver up to 252 gpt were returned from individual samples within a broadly phyllic to argillic altered rhyolite tuff cut by a breccia body and displaced by faults. The two best intercepts were 33 meters of 0.26 gpt gold and 39 gpt silver (0.75 gpt gold equivalent using an 80:1 silver:gold ratio) from 257 meters in hole WH-20-02 and 0.15 gpt gold and 7.9 gpt silver over 78 meters from 3 meters down hole WH-20-05, associated with more intense quartz-pyrite veins within the tuff and increased disseminated pyrite within the breccia.

Further analysis of the structural and lithological controls on mineralization are needed to determine the next steps for the Windfall Hills property. Canarc may seek a partner to advance the project.

About the Drill Core Sampling

A rigorous Quality Assurance and Quality Control (“QA/QC”) program was implemented as part of the sampling procedures throughout the drill program to monitor the integrity of the assay results. Standard samples of Certified Reference Material (“CRM”), duplicate and blank samples were inserted into the sample stream prior to being sent to the laboratory and the adherence of results to strict parameters was monitored. The NQ2 sized drill core was split in the field and samples shipped to ALS Canada Ltd. lab in Terrace, BC. The samples were subsequently shipped to the Yellowknife, NT lab for processing where they were dried, crushed, split and pulverized producing a 250g pulp for analysis. The pulps were analyzed at the Vancouver, BC by 0.5g Aqua Regia Digestion ICP-MS method for 51 elements including gold. Where the ICP gold analysis exceeded 100 ppb the samples were analyzed for gold by 30g Fire Assaying with an ICP-AES finish. ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.